SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Leste Celular Participações S.A. and Subsidiaries

Quarterly Financial Statements For the six-months period ended June 30, 2003 And Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the original previously issued in Portuguese,
See Note 29 to the financial statements.)

Independent Auditors’ Report – Special Review

To the Management and Shareholders of
Tele Leste Celular Participações S.A.
Salvador, Bahia

  We have made a special review of the quarterly financial statements of Tele Leste Celular Participações S.A. and subsidiaries (individual and consolidated) for the quarter and semester ended June 30, 2003, prepared under the responsibility of the Company’s Management, in conformity with accounting practices adopted in Brazil, which includes the balance sheets, the related statements of income and the performance reports.

  Our review was conducted in accordance with specific standards established by Ibracon - Brazilian Institute of Auditors, together with the Federal Accounting Council, and principally comprised: (a) inquiries of and discussions with Company management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly financial statements; and (b) review of information and subsequent events that had or might have had significant effects on the financial position and operations of the Company and subsidiaries.

  Based on our special review, we are not aware of any material modification that should be made to the quarterly financial statements referred to in paragraph 1, in order for them to be in accordance with accounting practices adopted in Brazil and presented in accordance with standards established by the Brazilian Securities Commission, specifically applicable to the preparation of quarterly financial statements.

  We have reviewed the balance sheets, individual and consolidated, as of March 31, 2003 and the statements of income for the quarter and semester ended June 30, 2002, presented for comparative purposes, and we issued independent auditors’ report – special review, with no qualifications, dated April 25, 2003 and July 15, 2002, respectively.

  The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Salvador, July 18, 2003
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

José Luiz Santos Vaz Sampaio
Engagement Partner

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2003 AND 2002 AND MARCH 31, 2003

(Amounts in thousands of Brazilian reais, unless otherwise indicated)
(Convenience Translation into English from the original previously issued in Portuguese, see Note 29 to the Financial Statements.)

1. OPERATIONS

Tele Leste Celular Participações S.A. is a publicly-traded company which, on June 30, 2003, was controlled by Iberoleste Participações S.A. (21.90% of the total capital), BRASILCEL N.V. (3.38% of the total capital) and Tagilo Participações Ltda. (2.42% of the total capital). Iberoleste Participações S.A. and Tagilo Participações Ltda. are controlled by BRASILCEL N.V (100.00% of the total capital).

Since December 27, 2002, BRASILCEL N.V. has participation of Telefónica Móviles S.A. (50.00% of the total capital), PT Móveis, Serviços de Telecomunicações, SGPS S.A. (49.999% of the total capital), and Portugal Telecom, SGPS S.A. (0.001% of the total capital).

Tele Leste is the holding company of Telebahia Celular S.A. (“Telebahia”) and Telergipe Celular S.A (“Telergipe”), which provide cellular telecommunications services in the States of Bahia and Sergipe, respectively, and are also engaged in activities required or useful for the performance of these services, in conformity with concessions, authorizations and permissions granted to them.

The subsidiaries’ activities, including services that they may provide and the tariffs they may charge, are regulated by ANATEL, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

Migration from SMC to SMP

On December 10, 2002 was signed the Authorization Term for Personal Mobile System between ANATEL and the affiliated companies Telebahia and Telergipe, which became effective as of the publication in the Official Government Daily Newspaper, which occurred on December 12, 2002.

The authorizations conceded to the subsidiaries Telebahia and Telergipe are effective for the remaining period of concession, previously granted and presently substituted, July 29, 2008 and December 15, 2008, respectively, and latter renewable, for one more period, for a 15 year term, being this renewal payable in the future.

Joint Venture

On December 27, 2002 the transfer of the assets held by the shareholders PT Móveis – Serviços de Telecomunicações, SGPS (“PT”) and Telefónica Moviles S.A. (“TEM”) in the Brazilian mobile telephone telecommunication market was implemented, concerning their direct and indirect participation in Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A. and Global Telecom S.A., to BRASILCEL N.V., a Company with headquarter in Netherlands, meeting the establishment process of the Joint Venture.

The Senior Management of the Companies involved understand that the mentioned process will result in significant gains for all the companies, mainly due to the synergies obtained with the operations increase volume and the unification of operative processes, which may cause systematic adjustment.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil, standards applicable to telecommunications concessionaires and standards and accounting procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements include the balances and transactions of the Company’s subsidiaries, Telebahia and Telergipe.

The consolidated financial statements as of March 31,2003 and June 30, 2002 were, when necessary, reclassified for comparative purposes.

In the consolidated financial statements, all material intercompany balances and transactions were eliminated.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices applied by the Company and its subsidiaries in the presentation of the interim financial statements for the period ended June 30, 2003 are basically those set forth in the Notes to the financial statements as of December 31, 2002, except the diferement of the subsidy on the sale of terminals to credentialed agents, recognized in the results when these terminals are authorized, generating a positive effect in the net income for the year in the amount of R$ 314, net of tax.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	June 30, 2003	March 31, 2003	June 30, 2003	March31, 2003
Banks	13	18	1,801	2,052
Temporary cash investments	-	-	61,551	61,346
	13	18	63,352	63,398

Temporary cash investments refer, at most, are represented principally by fixed-income (CDBs – Bank Deposit Certificates) indexed to CDI’s variation (Interbank Deposit Certificates).

5. ACCOUNTS RECEIVABLE, NET

	Consolidated
	June 30, 2003	March 31, 2003
Unbilled services	15,458	14,672
Billed services	40,207	36,311
Interconnection	24,776	28,800
Receivables from products sold	15,907	13,592
Allowance for doubtful accounts	(14,551)	(14,235)
	81,797	79,140

Changes in the allowance for doubtful accounts are as follows:

	Consolidated
	2003	2002
Beginning balance	14,644	11,606
Provision complement - 1st quarter	3,117	3,279
Write-offs - 1st quarter	(3,526)	(2,708)
Ending balance as of March 31	14,235	12,177
Provision complement – 2nd quarter	2,621	3,763
Write-off - 2nd quarter	(2,305)	(2,250)
Ending balance as of June 30, 2003	14,551	13,690

6. INVENTORIES

	Consolidated
	June 30, 2003	March 31, 2003
Digital Cellular Handsets	15,286	18,558
Other	168	224
(-) Provision for obsolescence	(1,208)	(1,712)
Total	14,246	17,070

7. RECOVERABLE AND DEFERRED TAXES

	Company		Consolidated
	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003
Recoverable social contribution and income tax	10,075	9,840	14,947	22,400
Withholding income tax	-	-	1,812	945
Recoverable ICMS (state VAT)	-	-	15,901	16,843
Other	371	232	1,391	808
Recoverable taxes	10,446	10,072	34,051	40,996
Deferred social contributions and income tax	285	329	194,131	192,092
	10,731	10,401	228,182	233,088
Current	497	447	17,351	27,149
Non-current	10,234	9,954	210,831	205,939

The main components of deferred income and social contribution tax assets are as follows:

	Company		Consolidated
	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003
Tax credits from corporate restructuring	-	-	76,564	79,298
Provision:	-	-
For obsolescence	-	-	411	582
For contingencies	-	-	1,833	1,814
Allowance for doubtful accounts	-	-	4,947	4,840
Accrual for rewards program	-	-	1,560	1,547
For pension plan	-	-	164	150
Tax losses and negative basis carryforwards	285	329	97,683	93,467
Accelerated depreciation	-	-	9,647	9,076
Income Tax on PIS and COFINS	-	-	1,322	1,318
	285	329	194,131	192,092
Current	-	-	700	3,383
Non-current	285	329	193,431	188,709

The deferred tax credits were recognized on the assumption of future realization, as follows:

  Tax losses and negative basis carry-forwards will be compensated on a 30% limit of the tax basis for upcoming years. The subsidiaries, in accordance to the assumption of future projected results, estimate to carry-forwards tax loss in 10 years.

  Tax credits from corporate restructuring - represented by the balance of goodwill net of the equity maintenance reserve (see Note 25). The realization of those tax credits occurs in the same proportion as the amortization of goodwill on the subsidiaries. Studies by external consultants used in the restructuring process support, primarily, the recovery of the amount in ten years and five years for Telergipe and Telebahia, respectively. Considering the economic and operating results up to date and the trends of recoverability, technical studies were performed, which extended the goodwill amortization period, for Telebahia, to ten years, since January 01, 2002.

  Temporary differences: The realization will occur by payment of provisions, the effective loss on allowance for doubtful accounts or provision for inventories obsolescence.

Technical studies approved by Company’s management, indicate studies that will be timely submitted to top management indicate the full recovery of the amounts recognized by the subsidiaries within the time frames established by the CVM Instruction N° 371. Based on these studies, the expected period for the realization of these assets is as follows:.

June 30, 2003
2003	1,829
2004	1,759
2005	15,193
2006	22,496
2007	22,623
2008-2012	130,231
Total	194,131

The instruction also establishes that periodic studies must be carried out to support the maintenance of the record amounts.

8. OTHER ASSETS

	Company		Consolidated
	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003
Prepaid expenses
FISTEL Fee	-	-	9,732	13,788
Financial charges	-	-	658	739
ICMS (state VAT)	-	-	2,132	2,256
Prepaid bonus card	-	-	787	930
Other	11	16	2,822	1,410
	11	16	16,131	19,123

Other Asset
Advances	-	-	1,705	1,780
Judicial deposit	-	-	2,766	2,371
Other rights	139	18	836	446
	139	18	5,307	4,597
	150	34	21,438	23,720
Current	150	34	17,291	19,410
Noncurrent	-	-	4,147	4,310

The balance of judicial deposits refer to Cofins deposits in the amount of R$2,265 (Note 12) and others labor deposits.

9. INVESTMENTS

a. Investment in subsidiaries

	June 30,2003
Subsidiaries	Common Shares Interest	Ownership Interest
Telebahia Celular S.A.	100%	100%
Telergipe Celular S.A.	100%	100%

b. Ownership amount

	June 30,2003
Subsidiaries	Common shares	Total of Common shares
Telebahia Celular S.A.	17,997,722	17,997,722
Telergipe Celular S.A.	1,011,043	1,011,043

c. Subsidiaries information

	June 30,2003
Subsidiaries	Shareholder’s Equity	Loss of the period
Telebahia Celular S.A.	376,675	(17,288
Telergipe Celular S.A.	37,414	(3,232

d. Composition and Changes

Changes in the investment on June 30, 2003 and March 31, 2003 are as follows:

	Telebahia	Telergipe	Total
Balances as of December 31, 2001	400,945	37,541	438,486
Equity pick-up in 1st quarter	1,965	1,551	3,516
Balances as of March 31, 2002	402,910	39,092	442,002
Equity pick-up in 2st quarter	731	676	1,407
Balances as of June 30, 2002	403,641	39,768	443,409
Equity pick-up on:

Net (loss) income for the year	(10,409)	705	(9,704)
Interest on capital and reverted dividends on subsidiaries	315	173	488
Donation of equipments received from subsidiaries	416	-	416
Balances as of December 31, 2002	393,963	40,646	434,609
Equity pick-up in 1st quarter	(13,138)	(3,022)	(16,160)
Balances as of March 31, 2003	380,825	37,624	418,449
Equity pick-up in 2st quarter	(4,150)	(210)	(4,360)
Balances as of June 30, 2003	376,675	37,414	414,089

10. PROPERTY, PLANT AND EQUIPMENT

		Consolidated
		June 30, 2003			March 31, 2003

	Depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	406,665	(260,885)	145,780	155,918
Switching equipment	14.29	122,739	(59,755)	62,984	58,504
Infrastructure	4.00 – 14.	105,952	(39,001)	66,951	69,542
Software rights	20.00	66,230	(23,555)	42,675	40,959
Buildings	4.00	26,378	(4,189)	22,189	22,348
Terminal equipment	66.66	61,284	(49,617)	11,667	13,786
Other	10.00 – 20	44,724	(23,184)	21,540	23,749
Lands	-	4,535	-	4,535	4,529
Construction in progress	-	19,525	-	19,525	34,768

Total		858,032	(460,186)	397,846	424,103

The subsidiaries’ Administration are developing studies that revaluate the useful life of their fixed assets. Eventual effects that can appear because of the useful life changes will be recognized in the 2003 financial statements.

Starting on January 2003, the terminal equipment depreciation rates were reduced to 18 months to adequate the operations reality, the depreciation rate’s decreasing effect in the quarter, represented an increase in depreciation expense in the amount of R$ 15,467 compared to the same quarter in the prior year.

11. ACCOUNTS PAYABLE

	Company		Consolidated
	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003
Suppliers	1,480	1,350	39,557	60,335
Technical Assistance	-	20,762	24,329
Interconnection	-	-	7,542	6,263
Other	-	-	125	292

	1,480	1,350	67,986	91,219

12. TAXES

	Company		Consolidated
	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003

ICMS (state VAT)	-	-	9,214	8,482
COFINS (tax on revenue)	9	9	3,974	3,765
PIS (tax on revenue)	5	6	3,338	3,543
FISTEL (regulatory charge)	-	-	-	118
FUST and FUNTEL	-	-	245	247

Total	14	15	16,771	16,155

In January 2000, the subsidiaries filed a lawsuit challenging the constitutionality of Law No. 9,718/98, and claiming the suspension of the difference arising from expanding the PIS and COFINS calculation bases. Of the accrued amounts of PIS, R$ 3,022 (R$ 3,284 on March 31, 2003), refers to the amount which has not been paid by the subsidiary Telebahia until November 2002 due to the charges imposed by the new law n° 10.677/02, which refers to the non-cumulativeness of the exaction of PIS, in effects as of December 2002. The subsidiary Telebahia, as of this date, began paying normally the amounts due. The accrued amounts of COFINS, R$ 2,265 (R$ 1,988 on March 31, 2003) is being deposited in court by the subsidiary Telergipe, based on preliminary decisions that determine the suspension of the payments and deposit in court, respectively (Note 8), until a final decision is taken by Justice.

13. LOANS AND FINANCING

a. Composition of Debt

			Consolidated
	Currency	Annual charges	June 30, 2003	March 31, 2003

Financial institutions
- Citibank – OPIC	US$	3.00%. + Libor	71,800	83,827
- Several – Resolution 63	US$	14.35	43,080	60,271
NEC do Brasil S.A.	US$	0.6875% to 2,5% + libor and 7.3%	5,325	7,749
European Investment Bank –BEI	US$	0.15% + libor	150,723	175,971
Accrued interest			2,304	5,976

			273,232	333,794

Current			69,223	86,050

Noncurrent			204,009	247,744

Loans from the European Investment Bank, Citibank and Resolution 63 refer to financing for the expansion and modernization of the cellular telephone network. The balances with NEC do Brasil S.A. refer to financing of property items.

b. Payment Time Chart

The long-term portion has the following composition by maturity year:

Consolidated
June 30, 2003
2004	51,269
2005	2,017
2008	150,723

Total	204,009

c. Restrictive covenants

The financing from Citibank – OPIC, European Investment Bank (BEI) and Bank Boston have restrictive covenants, which the main restrictions are related to the indebtedness level, EBITDA and financial expenses.

d. Coverage

On June 30, 2003, the subsidiaries had outstanding currency swap contracts in the amounts of US$ 104,954 thousand, to cover liabilities denominated in foreign currency. Until that date, the Company had recorded a net loss of R$ 6,109 ( and the net profit of R$ 47,169 at March 31, 2003 of which R$ 16,163 on short-term and R$ 31,006 on long-term) related to its outstands derivative contracts represented by balance recorded as long-term assets in the amount of R$ 2,014 and a balance recorded under liabilities in the amount of R$ 8,123, of which R$ 6,276 is recorded on short-term and R$ 1,847 on long-term.

e. Guarantees

Bank	Guarantees
Citibank	Overseas Private Investment Corporation (OPIC) guarantee – only for politic risk

European Investment Bank	Commercial risk guaranteed by Banque Sudameris – Banca Commerciale Italiana Commercial risk guaranteed by Banque Sudameris – Banca Commerciale Italiana and aval.

14. OTHER LIABILITIES

	Company		Consolidated
	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003

Salary premiums	18	-	918	203
Advanced from customers – prepaid recharge cards	-	-	3,525	3,773
Accrual for rewards program	-	-	4,590	4,551
Other	317	134	2,027	1,945

	335	134	11,060	10,472

In August 2001, the subsidiaries started a rewards program, granting points to customers based on the time of their calls. The accumulated point may be exchanged for cellular handsets. Points accumulated are accrued as they are earned, considering the expected utilization based on the historical customer’s consumption profile. The accrual is reduced when the customer obtains the handsets.

15. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to a number of lawsuits, stated on different courts, in reference to labor, tax and civil claims. The subsidiaries management, based on legal counsel’s opinion, recognized provision for the ones for which the unfavorable termination are considered probable.

The composition of the balance is as follows:

	Consolidated
	June 30, 2003	March 31, 2003

Tax	1,916	1,888
Labor	1,723	1,700
Civil	1,751	1,747

Total	5,390	5,335

a. Tax

Telebahia was assessed due to the nonpayment of ICMS on activation revenue, supplementary services and lack of reversal of ICMS credit related to the acquisition of permanent assets, electric energy and communication services arising from the provision of non-taxed communication services lack of reversal of ICMS credit related to the rentals and goods without fiscal records. The amount involved is R$12,875.

Telergipe was assessed in relation to ICMS on operations with phone sets and telecommunications services provided, in the amount of R$3,427, referring to: a) lack of reversal and undue credit utilization; b) untimely underpayment of taxes on telecommunications services.

Additionally, there are other tax lawsuits in progress, which the opinions of the legal counsel in relation to possible losses summarize R$9,058.

The Company believes that the decision on these issues will not have a significant adverse effect on its financial position and, therefore, has not recognized a reserve in the financial statements as of June 30, 2003.

b. Labor and civil

The civil claims include indemnity claims against the subsidiaries involving amounts of approximately R$ 8,850. Additionally, the subsidiaries are parties to a number of claims by employees in the amount approximately to R$ 3,786. Accrued amounts in the financial statements as of June 30, 2003 are based on the opinions of the subsidiaries’ legal counsel. Some processes were subjected to judicial deposits.

16. SHAREHOLDERS’ EQUITY

a. Capital Stock

As of June 30, 2003, capital is composed of shares without par value, as follows:

Number (thousands)
Common shares	166,008,044
Preferred shares	313,436,995

479,445,039

b. Dividends

Preferred shares are entitled to receive cash dividends 10% higher than those attributed to common shares, or non cumulative minimum annual preferred dividends of 6% of social capital attributed to those shares, whichever is greater. In the case of the payment of minimum annual preferred dividends of 6% of social capital attributable to preferred shares, after the minimum dividend is paid to preferred shareholders, holders of common shares may receive the same amount of dividends as those paid on preferred shares, as long as there is an available balance. Additional dividends declared by the Company will be ratably divided between common and preferred shareholders.

c. Special Reserve for Expansion and Modernization

This reserve was recognized to cover expansion and modernization plans for the subsidiaries’ facilities and services. Recognition of this reserve was approved on March 9, 2000. Under the provisions of article n° 189 of Brazilian corporate law, a portion of this reserve was absorbed by part of the net loss for 2002.

d. Special Reserve for Goodwill

This reserve represents the goodwill special reserve recognized as a result of the Company’s corporate restructuring, which will be capitalized for the controller shareholder, when the effective realization of the tax benefit occurs.

17. NET OPERATING REVENUE

	Consolidated
	June 30, 2003	June 30, 2002

Monthly subscription charges	19,333	20,696
Usage charges	129,378	115,812
Charges for use outside the concession area	3,087	3,504
Additional charges per call	20,991	13,264
Interconnection	87,984	87,676
Usage Charges – Ruralcel	255	600
Additional services	6,792	5,939

Gross operating revenue	267,820	247,491
Products sold	37,263	34,393

	305,083	281,884
Deductions from gross revenue	(85,759)	(70,852)

Net operating revenue	219,324	211,032

18. COST OF SERVICES AND SALES

	Consolidated
	June 30, 2003	June 30, 2002

Personnel	2,309	1,558
Outside services	5,049	6,523
Network connections	9,510	10,091
Rent, insurance and building services fees	4,853	8,695
Interconnection	28,637	20,658
FISTEL	8,560	8,574
Depreciation	45,139	37,195
Product Sold	21,800	19,160
Other	220	98

Total	126,077	112,552

19. SELLING EXPENSES

	Consolidated
	June 30, 2003	June 30, 2002

Personnel	6,898	6,942
Materials	358	494
Outside Services	36,424	26,973
Rent, insurance and building services fees	1,613	1,464
Depreciation		(*)
	27,296	10,881
Allowance for doubtful accounts	5,738	7,042
Other	558	498

Total	78,885	54,294

(*)	See note n° 10.

20. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Personnel	406	78	6,609	6,158
Materials	-	-	346	297
Outside services	1.156	1.066	10,336	13,042
Rent, insurance and building services fees	-	-	662	409
Depreciation	-	-	4,525	2,818
Other	30	26	2,054	1,678

Total	1,592	1,170	24,532	24,402

21. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Financial Income
Hedge Operations	-	-	-	55,585
Monetary/Exchange variations	-	-	69,335	-
Income for temporary cash investments	-	1,165	6,396	2,607
Other Interest	1,824	557	3,138	2,733
PIS and COFINS on financial income	(85)	(63)	(3,814)	(2,242)

	1,739	1,659	75,055	58,683

Financial Expenses
Expenses with financial operations	(11)	(50)	(11,479)	(8,249)
Hedge Operations	-	-	(82,298)	-
Monetary/Exchange variations	-	(9)	-	(63,453)

	(11)	(59)	(93,777)	(71,702)

Total	1,728	1,600	(18,722)	(13,019)

22. INCOME TAX AND SOCIAL CONTRIBUTION -

The Company and its subsidiaries have been recording monthly the portion of tax and social contribution on income, in accordance with accrual basis. Deferred taxes are attributable to temporary differences, as of Note 7. The composition of income tax and social contribution expense is as follows:

	Company		Consolidated
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Social contribution tax expense	(22)	(39)	-	(3,628)
Income tax expense	(24)	(95)	-	(4,374)
Deferred social contribution tax	-	-	2,638	1,681
Deferred income tax	-	-	7,303	1,912

Total	(46)	(134)	9,941	(4,409)

The following is a reconciliation of the reported credits (expense) of taxes on income and the amounts calculated based on the combined official rates:

	Company		Consolidated
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

(Loss) Income before taxes	(20,384)	5,353	(30,371)	9,628
Tax income (expense) at the official rate	4,892	(1,820)	10,340	(3,274)
Permanent additions:
Nondeductible expenses	-	-	(362)	(207)
Permanent exclusions:
Equity pick-up	(4,925)	1,674	-	-
Other	(4)	12	(28)	122
Other items
Social Contribution on prior years	(9)	-	(9)	-
Difference of rates – Social Contribution	-	-	-	(1,050)

Tax (expense) income as stated on the financial statement	(46)	(134)	9,941	(4,409)

23. FINANCIAL INSTRUMENTS AND MANAGEMENT RISK (CONSOLIDATED)

a. Risks considerations

The subsidiaries Telebahia and Telergipe, which provide cellular communications services in the States of Bahia and Sergipe , under concessions from the Federal Government. Both of them are also engaged in activities of purchasing and distribution of cellular handsets through their own distribution network in order to increase their business operations.

The main market risks that Telebahia and Telergipe are exposed to on their activities are:

  Credit Risk: originates from the difficulties in which these companies have in collecting the service charges for rendered services to their clients, including the sales of cellular handsets to the distribution networks.

  Interest Rate Risk: originates from a portion of the debt and the derivatives premium contracted on floating rates, and involves financial expenses increase risk by unfavorable movement on interest rates (principally Libor and CDI).

  Exchange Rate Risk: originates from the debt and the derivatives contracted on foreign currency and is related to potential losses on unfavorable movement on exchange rates.

From the beginning, Telebahia and Telergipe have exercised an active position towards management of the various risks they are subjected to, by means of widespread initiatives, procedures and wide operational policies that permit a mitigation of the risks inherent to the exercise of their normal activities.

       Credit Risk

The credit risk related to telecommunications services rendered, is minimized by the control performed on costumer’s basis and management of indebtedness by clear politics for concession of billed cellular handset. Tele Leste has 70.4% of its client basis participating on prepaid mode, which requires prepaid handset cards and not represent credit risk. Costumer’s indebtedness represented 2.88% of gross revenue in June 30, 2003. (3.38% in June 30, 2002).

The credit risk related to cellular handsets sales is managed by the conservative politic on credit concession, through updated management methods, which involves the “credit scoring”, technical application, balance analysis and commercial data basis consultation as well as the automatic control for sales authorization integrated to ERP software distribution system. Network distribution’s indebtedness represented just about 1.03% of cellular handsets sales during in June 30, 2003 (2.09% in June 30, 2002).

       Interest Rates Risk

The Company has not carried out any derivative agreements to protect itself against this risk (“hedge”). However , the Company keeps monitoring market interest rates, with the objective of evaluating the settle of derivative agreements in order to protect itself against the risk of volatility of these rates.

       Exchange Rate Risk

Telebahia and Telergipe have contracted derivative financial operations to protect themselves against exchange variations, due to foreign currency loans. The operations generally used by the subsidiaries are “swap” contracts.

As of June 30, 2003, the Company’s net exposure to exchange rate risk is as follows:

Thousand of US$
Loans and financing	(95,136)
Other liabilities in foreign currency	(7,229)
Hedge position (swaps)	104,954

Net exposure	2,589

b. Derivative operations

Telebahia and Telergipe have recorded gain and losses on derivative contracts as “Financial income (expenses), net”. The table below shows an estimation of book value evaluation and market value of loans and financing and foreign currency liabilities, as well as derivative operations:

	Book value	Fair value	Gain (Loss) Unrealized

Loans and financing	(273,232)	(251,537)	21,695
Other liabilities	(20,762)	(20,762)	-
Hedge asset position (exchange swap)	(6,109)	11,800	17,909

Total	(300,103)	(260,499)	39,604

c. Fair value of financial instruments

The fair value of loans and financing, as well as “swaps” was stated, based on discounted cash flows, using available interest rate projections.

The fair value is calculated in a specific moment, based on available information and own evaluation methodologies, therefore the indicated estimations do not necessarily represent market realization values. The usage of different assumptions may mean fully the estimations.

24. PENSION PLANS

The subsidiaries, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social – SISTEL. Until December 1999, all sponsors of the plans managed by SISTEL were unified as to all plans then existent. On December 28, 1999, the sponsors negotiated conditions to create pension plans individualized by sponsor (PBS – Tele Leste) and maintenance of unification only for the participants already covered and who were in such position on January 31, 2000 (PBS – A), resulting in a proposal for the restructuring of SISTEL’s bylaws and regulations, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Due to the end of unification in December 1999, the subsidiaries individually sponsor a defined benefit plan (PBS Tele Leste Celular Plan), which covers approximately 1% of the Company’s employees. In addition to the supplementary pension benefit, a multi-sponsored health care plan is provided to retired employees and their dependents, at shared costs (PAMA).

Contributions to the PBS Tele Leste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil. The method used for cost determination is the capitalization method and the sponsor’s contribution represents 15.34% of the participating employees’ payroll, 13.84% of which is earmarked for PBS Tele Leste Celular Plan and 1.5 % for the PAMA Plan.

For the other 95% of the subsidiaries’ employees, there is an individual defined contribution plan - Visão Celular Benefit Plan, established by SISTEL in August 2000. The Visão Celular Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants’ individual accounts. The subsidiaries are responsible for the costing of all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Leste Celular) were granted the option of migrating to the Visão Celular Plan. This option was extended to employees who did not participate in the PBS Tele Leste Celular Plan, as well as to all new hires. The Company’s contributions to the Visão Celular Plan are similar to those of the participants, varying from 0% to 7% of the contribution salary, according to the percentage opted for by the participant.

During the first semester ended in June 30, 2003, the subsidiaries contributed the amount of R$ 275 (R$ 311 in June 30, 2002) to Visão Celular Plan.

As permitted by CVM Instruction N°. 371, of December 13, 2000, the Company elected to recognize the actuarial liabilities of its benefit plans directly in shareholders’ equity as of December 31, 2001, net of related tax effects. On December 31, 2002, the Company elected to recognize the actuarial liabilities of its benefit plans directly as expense of the year. Regarding the actuarial valuation of the plans, the Company established the projected unit credit method for the plans’ positions as of November 30, 2002 and November 30, 2001, respectively. For multi-sponsored plans (PAMA and PBS-A), the apportionment of the plan’s assets was made in accordance with the Company’s actuarial liabilities, in comparison with the plan’s total liabilities. The total amount of the recognized obligation was of R$ 483.

In the semester ended on June 30, 2003, the Company recognized the actuarial cost proportional method foreseen for 2003, and R$ 83 was registered relating to these costs, as general and administrative expenses.

25. CORPORATE RESTRUCTURING

On November 29, 2000, the corporate restructuring process was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The financial statements maintained for the Companies’ corporate and tax purposes include specific accounts related to transferred goodwill and reserves, and corresponding amortization, reversals and tax credits, the balances of which, as of June 30,2 003, are as follows:

	Balance as of	Partial spin-off		March 31, 2003	June 30, 2003
	Spin-off date	Telebahia	Consolidated	Consolidated	Consolidated
Balance sheet:
Goodwill - spun-off	376,316	(355,879)	(14,285)	243,827	235,785
Reserves - spun-off	(251,972)	238,282	9,571	(164,529)	(159,221)
Net effect equivalent to tax credit from corporate restructuring	124,344	117,597	4,714	79,298	76,564
Statements of income:
Goodwill amortization				8,042	16,084
Reversal of reserve				(5,308)	(10,616)
Tax credit				(2,734)	(5,468)
Net effect on income				-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend. In order to better present the financial position of the Companies in the financial statements, the net amount of R$76,564 as of June 30, 2003 (R$79,298 as of March 31,2003), which, in essence, represents the tax credit from the partial spin-off, was classified in the balance sheet as a noncurrent asset - deferred taxes (see Note 7).

26. TRANSACTIONS WITH RELATED PARTIES

The main transactions with unconsolidated related parties are as follows:

(a) Use of Network and Long-distance (Roaming) Cellular Communication - These transactions involve the companies owned by same controller group: Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A, Tele Centro Oeste Celular, Telems Celular, Telecom Celular, Telemat Celular, Teleacre Celular, Telegoiás Celular e NBT. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization and interconnection agreements. The terms of these transactions are regulated by ANATEL. In 2002, Telecomunicações São Paulo S/A started to render long-distance communication services, replacing Embratel;

(b) Technical Assistance - The subsidiaries due to Telefónica Móviles S.A technical assistance by new services;

(c) Rendering of Services - The following services are rendered by companies owned by the same group:

  Corporate services centralized at Telerj Celular S.A., Telesp Celular S.A., charging the subsidiaries, by the effectively cost of the services rendered;

  Call center services rendered by Atento Brasil S.A. to users of telecommunications services of subsidiaries.

  Implementation and maintenance of profitability and cost control system by Telefónica Móbile Solution.

  Services of implementation of facilities’ security system rendered by Telefónica Engenharia.

The commercial conditions of these services are based on the usual market practices applied to the contracts with other Companies.

The summary of balances and transactions with unconsolidated related parties is presented as follows:

	Consolidated
	June 30, 2003	March 31, 2003
Current assets:’
Accounts receivable	2,571	571
Current liabilities:
Technical Assistance	20,762	24,329
Accounts payable and accrued expenses	3,596	4,636

	June 30, 2003	June 30, 2002
Income (losses)
Net operating revenue from services	2,518	4,473
Cost of services rendered	2,061	2,126
Services rendered	4,827	4,486
General and administrative expenses	1,893	5,065

27. INSURANCE

The Company and Subsidiaries hold politics to monitor inherent risks on its operations. Therefore, as of June 30, 2003, the Company and Subsidiaries held insurance agreements to cover operational risks, loss of income, civil liabilities, heath etc. The Company and Subsidiaries administration understands that the insurance cover amount is enough to cover contingent losses. The main assets, responsibilities, or cover interest by insurance and the respective amount are shown bellow:

Classification	Covered amount

Operating risks	R$ 861,360
General civil liabilities	R$ 205,562
Vehicle fleet	R$ 350

28. TELEFÓNICA MÓVILES STOCK PLAN

In May, 2001, Telefónica Móviles, S.A. ("Telefónica Móviles") launched a stock option plan based on Telefónica Móviles’ stock (the "Plan") that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 231,016 stock options to the Company's employees, vesting over a four-year period. The options were granted in Series A, B and C, with exercise prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles’ stock as traded at the Madrid Stock Exchange was 6.20 Euros on December 31, 2002. The Plan also gives the Company's employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles’ stock over the respective exercise price.

Under Brazilian GAAP, the Company is not obliged to account for the effects of the plan offered to the employees by the major stockholder and, therefore, no effects were recorded in the financial statements of the Company.

29. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices adopted in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

COMMENTS OF CONSOLIDATED PERFORMANCE
FOR THE QUARTELY ENDED JUNE 30, 2003

The following financial and operational information, except where indicated, are presented in accordance with the corporate legislation with consolidated bases.

HIGHLIGHTS

Tele Leste Celular

R$ million	2Q03	1Q03	Δ %	2Q02	Δ %

Gross Operating Revenue	157.5	147.6	6.7%	139.6	12.8
Net Operating Revenue	111.5	107.8	3.4%	103.5	7.7
Net revenues from services	103.1	102.5	0.6%	94.4	9.2
Net revenues from sales	8.4	5.3	58.5%	9.0	-6.7%
Total Operating Cost	(75.9)	(77.9)	-2.6%	(67.6)	8.6
EBITDA	35.6	29.9	19.1%	35.9	-0.8%
EBITDA margin (%)	31.9%	27.7%	4.2p.p.	34.7%	-2.8 p.p.
EBIT	4.8	(16.2)	n.a.	10.0	-38.1%
Net (loss) income	(4.3)	(16.2)	-73.5%	1.6	n.a.
Earnings (loss) per 1,000 shares (R$)	(0.01)	(0.03)	-73.5%	0.00	n.d.
Earnings (loss) per ADR (R$)	(0.45)	(1.69)	-73.5%	0.17	n.d.
Number of shares (billion)	479.4	479.4	--	479.4	--
CAPEX (accumulated)	10.9	6.1	78.7%	18.7	-41.7%
CAPEX as % of revenues	4.3%	5.7%	-1.4p.p	9.5	-5.2p.p
Operating Cash Flow	30.8	23.8	29.3%	26.1	18.1

Subscribers (thousand)	993	976	1.8%	885	12.2
Postpaid	294	296	-0.7%	313	-6.2%
Prepaid	699	680	2.8%	572	22.3
EBITDA = Earnings before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA/ Net Operating Revenue.
EBIT = Earning before interest and taxes.
Operating Cash Flow = EBITDA - CAPEX.
Columns may not add up due to rounding.

Basis of Presentation

In the second quarter of 2003, PIS and COFINS expenses were reclassified from operating expenses to financial expenses. For comparison purposes, this effect was also incorporated in the 1Q03 and 2Q02 results.
Since the second quarter of 2002, many reclassifications were made due to new regulations or standardization with the other companies of the group including employee profit sharing that was reclassified as an operating expense. Therefore, 2Q02 figures were also reclassified for comparison purposes.

VIVO

As another step towards the consolidation of the Joint Venture between Telefónica Móviles and Portugal Telecom, as of April 14, 2003, the operations of Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A., Tele Leste Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A., now operate under the “Vivo” brand.

HIGHLIGHTS

  Tele Leste’s operating cash flow increased 29.3% on the 2Q03 compared to 1Q03 mainly due to EBITDA growth and a small decrease in the Company’s capital expenditures proving the Company’s ability to generate cash.

Tele Leste significantly reduced its net loss versus the prior quarter showing a significant improvement in operations along with a small decrease in capital expenditures.

OPERATING PERFORMANCE

Operating Data

	2Q03	1Q03	Δ %	2Q02	Δ %

Total subscribers (thousand)	993	976	1.7	885	12.2
Postpaid	294	296	-0.8%	313	-6.2%
Prepaid	699	680	2.8	572	22.3
Analog	103	117	-12.1%	180	-42.7%
Digital	890	859	3.6	705	26.2
Net Additions (thousand)	16.7	3.7	353.2	34.0	-50.9%
Postpaid	-2.5	-3.1	-19.0%	-5.0	-50.5%
Prepaid	19.2	6.8	184.2	39.0	-50.9%
ARPU (R$/month)	34.7	34.7	0.0	36.3	-4.4%
Postpaid	78.2	75.7	3.3	68.3	14.5
Prepaid	16.2	16.9	-3.7%	17.9	-9.6%
Total MOU (minutes)	88.6	94.8	-6.5%	101.1	-12.4%
Postpaid	173.6	174.8	-0.7%	170.8	1.6
Prepaid	50.0	56.4	-11.2%	58.8	-15.0%
Employees	417	447	-6.7%	543	-23.2%
Clients/Employee	2,382	2,184	9.0	1,630	46.1

HIGHLIGHTS

  “Vivo” has encouraged its operators to adopt commercially aggressive store layouts and service plans, as well as to unify the communication of its corporate websites, creating an identity for the whole Group.

Retention and loyalty campaigns have contributed to the maintenance of Tele Leste’s leadership in this new competitive environment, in particular due to the coverage and quality of service.

  Sales results were significant in 2Q03 with intense commercial activity, reflected in a 353.2% increase in prepaid net additions compared to 1Q03, mainly due to marketing campaigns such as Mother’s and Valentine’s day.

Blended ARPU	Blended ARPU was stable in both quarters of 2003. Although postpaid ARPU has presented a continued improvement since 2Q02, blended ARPU was affected by the prepaid client base increase.

Minutes of Use per User	Postpaid MOU increased 1.6% in 2Q03, compared to 2Q02. The decline in MOU is related to seasonality as well as to an increase in lower-traffic clients as a percentage of the total client base.

Wireless Data	In 2003, Tele Leste maintained clear focus on wireless data services, with special attention given to messaging services (both SMS and WAP), increasing the penetration of these services.

Human Resources	The productivity increase in 2Q03 measured by the clients per employee index was 9.0% compared to 1Q03 and 46.1% compared to 2Q2, as a consequence of workforce optimization.

FINANCIAL PERFORMANCE

Operating Revenue

R$ million	2Q03	1Q03	Δ %	2Q02	Δ %

Subscription fees	9.6	9.7	-0.8%	10.6	-9.4%
Usage charges			2.3%		20.7%
National charges	63.1	66.3	-4.8%	57.0	10.7%
Addition per call	13.0	8.0	62.9%	5.7	128.1%
DSL	1.5	1.6	-7.5%	1.6	-6.3%
Network Usage charge	43.6	44.7	-2.4%	43.1	1.2%
Other	3.4	3.4	0.6%	2.9	17.2%
Operating Revenue from service			0.5%		11.0%
Handset Sales	23.3	14.0	67.0%	18.7	24.6%
Gross Operating Revenue			6.7%		12.8%
Total deduction from gross operating revenues	(46.0)	(39.8)	15.9%	(36.1)	27.4%
Net Operating Revenue			3.4%		7.7%
Net revenues from services	103.1	102.5	0.6%	94.4	9.2%
Net revenues from sales of merchandises	8.4	5.3	58.5%	9.0	-6.7%

Operating Cost

R$ Million	2Q03	1Q03%		2Q02%

Personnel	(7.8)	(8.0)	-2.5%	(7.4)	5.4%
Cost of services	(27.5)	(29.4)	-6.5%	(27.0)	1.7%
Leased lines	(4.3)	(5.3)	-19.0%	(5.0)	-14.9%
Network Usage Charges	(14.9)	(13.8)	8.1	(9.6)	54.9%
Rent / Insurance / condominium fees	(2.3)	(2.6)	-12.4%	(4.4)	-48.5%
Others	(6.1)	(7.8)	-22.0%	(8.0)	-24.2%
Cost of goods sold	(13.1)	(8.7)	50.6	(9.8)	34.0%
Sales Expenses	(22.1)	(22.6)	-2.2%	(17.1)	28.9%
Allowance for doubtful account	(2.6)	(3.1)	-15.9%	(3.8)	-30.4%
Marketing expenses	(5.9)	(4.2)	39.7	(2.6)	125.7%
Commissions expenses	(2.2)	(3.2)	-30.1%	(1.9)	16.4%
Third party services	(10.2)	(10.7)	-4.4%	(7.7)	32.0%
Others	(1.1)	(1.4)	-22.0%	(1.1)	--
General and Administrative expenses	(5.4)	(8.0)	-32.5%	(8.2)	-34.3%
Other operating revenue (expense)	--	(1.2)	n.a.	1.9	n.a.

Total Operating Cost	(75.9)	(77.9)	-2.6%	(67.6)	8.6%

Cost Performance

Total operating costs in the quarter were strongly impacted by a substantial increase in Cost of Goods Sold, influenced by the seasonality of the second quarters of each year, primarily following Mother’s Day and Valentine’s Day promotions, linked to stronger commercial activity from the launch of the Vivo brand.

The cost of services was principally affected by the launch of the Vivo brand, which is a non-recurring expense.

Interconnection rate rose 54.9% compared to 2Q02 and was affected by the annual interconnection tariff readjustment.

Cost of Goods Sold rose 50.6% and 34.0% when compared to 1Q03 and 2Q02, respectively, mainly due to Real appreciation against the US dollar in 2Q02, which pushed up the cost of handsets.

Bad Debt

Bad debt represented 1.65% of gross revenues, a 1.09 p.p. reduction, when compared to 2Q02. This reduction was due to constant efforts to maintain postpaid client base quality, as well as to tighter credit control policies for dealers and corporate clients.

EBITDA

In 2Q03, Tele Leste’s EBITDA rose 19.1% compared to 1Q03, proving the Company’s ability to generate cash with its operating assets. Excluding the effect of handset sales, EBITDA was R$ 40.3 million with an EBITDA margin of 36.1%.

Depreciation

Depreciation and amortization expenses amounted to R$ 30.8 million in the end of 2Q03. Depreciation is calculated based on the linear basis method, considering the assets useful life. As of January 2003, the useful lives of certain assets were reduced from 36 months to 18 months, aiming to better reflect the reality of operations. The effect of this decrease has produced an increase in depreciation expenses.

Financial Results

Tele Leste’s Net Financial Expenses totaled R$ 10.8 million in 2Q03, mainly due to the Real appreciation against the US-dollar that affected derivative contracts that hedge 100% of our debt. The effect of the foreign exchange appreciation on derivatives has also increased taxes on financial revenues.

Financial Results

R$ Million	2Q03	1Q03	Δ %	2Q02	Δ %

Financial Revenue	51.8	23.3	122.3%	1.2	4,216.7%
Exchange variation	50.1	19.3	159.6%	--	--
Other Financial Revenue	4.3	5.2	-17.3%	3.4	26.5%
(-) PIS / Cofins over Financial Revenue	(2.6)	(1.2)	116.7%	(2.2)	18.2%
Financial Expense	(62.2)	(31.2)	100.6%	(8.5)	636.5%
Other Financial Expense	(4.9)	(6.6)	-25.8%	(68.3)	-92.8%
Gains (Losses) on derivatives	(57.7)	(24.6)	134.6%	59.8	n.a.

Net Financial Revenue (expense)	(10.8)	(7.9)	36.7%	(7.3)	47.9%

Net Income (Loss)	Tele Leste’s net loss decreased by 73.5% compared to 1Q03, showing an improvement in operations and a small decrease in the Company’s capital expenditures.

Net Debt

On June 30, 2003, Tele Leste’s total debt amounted to R$ 273.2 million (R$ 333.8 million on March 31, 2003) of which 100% was denominated in foreign currency at the end of the quarter and 100% was hedged through the use of derivatives. This indebtedness was compensated by cash (R$ 1.8 million), financial investments (R$ 61.5 million) and assets and liabilities from derivative operations (R$ 6.1 million payable), resulting in a net debt of R$ 216.0 million, reflecting the Company’s stable financial position.
The breakdown of Tele Leste's consolidated gross and net debt is as follows:

Loan and Financing

R$ million	June 30, 2003

Denominated in US dollar
Suppliers	5.3
Financial Institutions	267.9

Total	273.2

R$ million	June 30 2003	March 31, 2003	December 31, 2002	June 30, 2002

Short term	69.2	86.1	99.7	77.3

Long term	204.0	247.7	269.9	268.3

Total Indebtedness	273.2	333.8	369.6	345.6

Cash and Derivatives	57.2	110.6	153.6	111.4

Net Debt	216.0	223.2	216.0	234.2

Long Term Debt Payments Timetable

R$ million	Denominated in US dollar
2004	51.3
2005	2.0
After 2005	204.0

Total	273.2

Capital Expenditures	In the first half of 2003, R$ 10.9 million was invested mainly in property, plant and equipment to provide better services to our clients.

Tele Leste Awards	For the third year in a row, Sergipe’s carrier was awarded Top of Mind in its state as the most remembered brand in the wireless communication sector.

The Company sponsored Arraiá de Costa do Sauípe.

The Company cooperates with projects like Casa da Criança, with the digital inclusion of Irmãos Solidários Society and organizes campaigns with its employees like Campanha do Agasalho (donation coats) and Hemoba.

Subsequent Events

On July 6, 2003, the wireless operators implemented the Carriers Selection Code on national (VC2 and VC3) and international long distance calls, according to SMP rules. “Vivo” operators no longer receive VC2 and VC3 revenues instead they receive interconnection revenues for the usage of their networks on such calls.

********

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS FOR THE PERIOD ENDED JUNE 30, 2003 AND MARCH 31, 2003 (In thousands of Brazilian reais) (Convenience Translation into English from the original previously issued in Portuguese)

	Company		Consolidated
ASSETS	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	13	18	63.352	63.398
Accounts receivable, net	-	-	81.797	79.140
Recoverable and deferred taxes	497	447	17.351	27.149
Inventories	-	-	14.246	17.070
Hedge operations - swap	-	-	-	16.163
Other	150	34	17.291	19.410

	660	499	194.037	222.330

NONCURRENT ASSETS:
Recoverable and deferred taxes	10.234	9.954	210.831	205.939
Hedge operations - swap	-	-	2.014	31.006
Other	-	-	4.147	4.310

	10.234	9.954	216.992	241.255

PERMANENT ASSETS:
Investments in subsidiaries	414.089	418.449	-	-
Property, plant and equipment, net	-	-	397.846	424.103
Defered Asset	-	-	625	625

	414.089	418.449	398.471	424.728

TOTAL	424.983	428.902	809.500	888.313

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS’ EQUITY	June 30, 2003	March 31, 2003	June 30, 2003	March 31, 2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CURRENT LIABILITIES:
Payroll and related charges	22	11	3.323	3.505
Accounts payable	1.480	1.350	67.986	91.219
Taxes, other than taxes on income	14	15	16.771	16.155
Dividends	514	521	514	521
Loans and financing	-	-	69.223	86.050
Hedge operations swap	-	-	6.276	-
Other liabilities	335	134	11.060	10.472

	2.365	2.031	175.153	207.922

LONG-TERM LIABILITIES:
Loans and financing	-	-	204.009	247.744
Hedge operations - swap	-	-	1.847	-
Reserve for contingencies	-	-	5.390	5.335
Pension plan	-	-	483	441

	0	0	211.729	253.520

SHAREHOLDERS’ EQUITY AND FUNDS
FOR CAPITALIZATION:
Shareholders’ equity-
Capital stock	305.396	305.396	305.396	305.396
Capital reserves	124.401	124.401	124.401	124.401
Income reserves	13.214	13.214	13.214	13.214
Retained earnings (losses)	(20.430)	(16.177)	(20.430)	(16.177)
	422.581	426.834	422.581	426.834

Funds for capitalization	37	37	37	37

TOTAL	424.983	428.902	809.500	888.313

The accompanying notes are an integral part of these financial statements

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME FOR THE SIX-MONTHS PERIOD ENDED JUNE 30, 2003 AND 2002 (In thousands of Brazilian reais) (Convenience Translation into English from the original previously issued in Portuguese)

	Company		Consolidated
	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GROSS OPERATING REVENUE:	-	-	305.083	281.884

DEDUCTIONS:	-	-	(85.759)	(70.852)

NET OPERATING REVENUE	-	-	219.324	211.032

COST OF SERVICES AND SALES	-	-	(126.077)	(112.552)

GROSS PROFIT	-	-	93.247	98.480

OPERATING (EXPENSES) INCOME:
Selling	-	-	(78.885)	(54.294)
General and administrative	(1.592)	(1.170)	(24.532)	(24.402)
Financial income (expenses), net	1.728	1.600	(18.722)	(13.019)
Other, net	-	-	(1.189)	3.051
Equity pick-up	(20.520)	4.923	-	-

Total	(20.384)	5.353	(123.328)	(88.664)

(LOSS) INCOME FROM OPERATIONS	(20.384)	5.353	(30.081)	9.816

NONOPERATING EXPENSES, NET	-	-	(290)	(188)

(LOSS) INCOME BEFORE TAXES AND MINORITY
INTEREST	(20.384)	5.353	(30.371)	9.628
Taxes on income	(46)	(134)	9.941	(4.409)

NET (LOSS) INCOME	(20.430)	5.219	(20.430)	5.219

(LOSS) EARNINGS PER THOUSAND SHARES
OUTSTANDING AT END OF PERIOD - R$	(0,00004)	0,00001	(0,00004)	0,00001

The accompanying notes are an integral part of these financial statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2003

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.